Exhibit 1.6

FOR IMMEDIATE RELEASE

chinadotcom Subsidiary Appoints Senior Executives to its Mobile and
Portal Unit

Hong Kong February 24, 2004 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that its mobile and portal unit appointed Mr. Paul Jin Baoqi as General Manager of its portal unit.

Mr. Jin has solid sales and marketing and business development experience in both the mobile applications and Internet sectors in China. Previously, Mr Jin was Executive Deputy General Manager of Sina.com, one of the top portals in China, where he successfully engaged Sina as the exclusive Internet partner of the China National Olympic Delegation of the “2000 Sydney Olympic Games”. Prior to joining chinadotcom’s mobile and portal unit, he was General Manager of China-based Mtone (formerly byair.com), a nationwide wireless entertainment and information services with operations in 22 provinces in China. Mr. Jin earned his MBA from Clemson University in the U.S. and Munich Campus in Germany, and is a graduate of Xi’an Jiaotong University, China.

In addition, the company also appointed Mr. Vincent Leung as the Chief Financial Officer (CFO) of hongkong.com. Mr. Leung has financial and business experience in various industries in both Hong Kong and mainland China. Prior to being appointed as CFO of hongkong.com, Mr. Leung joined its parent company, chinadotcom, as Finance Manager, Mergers and Acquisitions. He also gained experience in professional accounting firm PricewaterhouseCoopers. Mr. Leung holds a Chartered Accountant qualification from the United Kingdom and a master’s degree in Accountancy from The Chinese University of Hong Kong.

John Xiao, CEO of hongkong.com Corporation, said, “We are pleased to add Paul and Vincent to our management team. I believe that Paul’s solid experience in China’s mobile applications and Internet industries, which are both key focus areas for the company, in addition to his experience internationally, coupled with Vincent’s strong financial background, should add value to the company as we aim to further develop our mobile applications and Internet related businesses.”

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S.

FOR IMMEDIATE RELEASE

and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The Unit offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 27 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City I and X-City II services. The Unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the Unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom announced its intention to reorganize its mobile applications and portal unit as a wholly-owned subsidiary, chinadotcom mobile interactive Corporation (“CDC Mobile”).

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F/A filed on January 20, 2004 and the Form 6-K submitted on February 12, 2004 which contain revised and updated sections of the Form 20-F/A.

For further information, please contact:

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FOR IMMEDIATE RELEASE

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel	:	1-212-661-2160
Fax	:	1-973-591-9976
e-mail	:	craig.celek@hk.china.com

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